SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Airspan Networks Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00951K104
(CUSIP Number)

Bandel L. Carano
Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Eleazer Klein, Esq.
Phyllis Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00951K104	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XI, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00951K104	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Oak Associates XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 00951K104	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XIII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00951K104	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Oak Associates XIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 00951K104	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00951K104	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00951K104	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00951K104	SCHEDULE 13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00951K104	SCHEDULE 13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,949,384 Shares (including 4,310,325 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00951K104	SCHEDULE 13D	Page 11 of 16 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of the Issuer (as defined in Item 4 below). The Issuer's principal executive offices are located at 777 Yamato Road, Suite 310, Boca Raton, FL 33431.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) Oak Investment Partners XI, Limited Partnership, a Delaware limited partnership ("Oak XI"), (ii) Oak Associates XI, LLC, a Delaware limited liability company and the general partner of Oak XI ("Oak XI General Partner"), (iii) Oak Investment Partners XIII, Limited Partnership, a Delaware limited partnership ("Oak XIII" and, together with Oak XI, the "Oak Funds"), (iv) Oak Associates XIII, LLC, a Delaware limited liability company and the general partner of Oak XIII ("Oak XIII General Partner"), (v) Oak Management Corporation, a Delaware corporation and the manager of Oak XI and Oak XIII, (vi) Mr. Bandel L. Carano, a United States citizen ("Mr. Carano"), (vii) Edward F. Glassmeyer, a United States citizen ("Mr. Glassmeyer"), (viii) Fredric W. Harman, a United States citizen ("Mr. Harman") and (ix) Ann H. Lamont, a United States citizen ("Ms. Lamont"). The Oak Funds, Oak XI General Partner, Oak XIII General Partner, Oak Management Corporation, Mr. Carano, Mr. Glassmeyer, Mr. Harman and Ms. Harman are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The principal business of each Oak Fund is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak XI General Partner is to act as general partner of Oak XI. The principal business of Oak XIII General Partner is to act as general partner of Oak XIII. The principal business of Oak Management Corporation is to act as investment advisor to the Oak Funds and other venture capital investment funds. The principal business and occupation of each of Messrs. Carano, Glassmeyer and Harman and Ms. Lamont is to act as managing members, shareholders, directors and officers of the Oak Funds, Oak XI General Partner, Oak XIII General Partner, Oak Management Corporation and a number of partnerships and limited liability companies with similar businesses.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons is c/o Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, CT 06851.

CUSIP No. 00951K104	SCHEDULE 13D	Page 12 of 16 Pages

(d)-(e)

During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oak Funds acquired the Shares reported herein in connection with the Business Combination and Subscription Agreement as more fully described in Items 4 and 6 below.
Item 4.	PURPOSE OF TRANSACTION

On August 13, 2021, the transactions contemplated by the Business Combination Agreement (the "Business Combination Agreement"), dated as of March 8, 2021, by and among New Beginnings Acquisition Corp. ("New Beginnings"), Artemis Merger Sub Corp. ("Merger Sub") and Airspan Networks Inc. ("Legacy Airspan") were consummated (the "Closing"). Pursuant to the BCA, through a merger between Legacy Airspan and Merger Sub (the "Business Combination"), Legacy Airspan became a direct, wholly-owned subsidiary of New Beginnings, which subsequently changed its name to Airspan Networks Holdings Inc. (the "Issuer").

In connection with the Closing, (i) Oak XI received 28,833,831 Shares (including 3,794,979 Shares issuable upon exercise of warrants) in exchange for (a) 72,123 shares of Legacy Airspan Series B-1 Preferred Stock, (b) 416,667 shares of Legacy Airspan Series C-1 Preferred Stock, (c) 721,643 shares of Legacy Airspan Series D Preferred Stock, (d) 370,000 shares of Legacy Airspan Series D-2 Preferred Stock, (e) 162,141 shares of Legacy Airspan Series F Senior Preferred Stock and (f) 285,339 shares of Legacy Airspan Series G Senior Preferred Stock, in each case, in connection with the Business Combination pursuant to the Business Combination Agreement; and (ii) Oak XIII received 4,115,553 Shares (including 515,346 Shares issuable upon exercise of warrants) in exchange for (a) 128,133 shares of Legacy Airspan Class B Common Stock, (b) 23,163 shares of Legacy Airspan Series F Senior Preferred Stock, (c) 134,512 shares of Legacy Airspan Series G Senior Preferred Stock, (d) 56,910 shares of Legacy Airspan Series H Senior Preferred Stock and (e) warrants exercisable for 28,455 shares of Legacy Airspan Series H Senior Preferred Stock, in each case, in connection with the Business Combination pursuant to the Business Combination Agreement.

CUSIP No. 00951K104	SCHEDULE 13D	Page 13 of 16 Pages

Mr. Carano was appointed to the board of directors of the Issuer in connection with the Business Combination. In addition, Thomas S. Huseby and Scot B. Jarvis, who are venture partners of the Oak Funds, were each appointed to the board of directors of the Issuer in connection with the Business Combination.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

CUSIP No. 00951K104	SCHEDULE 13D	Page 14 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 72,024,437 Shares outstanding post-Business Combination as of August 13, 2021, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 19, 2021 (the "Issuer Form 8-K").

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Items 4 and 6, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Oak Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 5, 2021, Oak XIII entered into a Subscription Agreement with the Issuer (the "Subscription Agreement"), the form of which is attached as Exhibit B hereto and is incorporated herein by reference, pursuant to which it agreed to purchase 200,000 Shares at a price of $10.00 per Share. The Issuer consummated the Subscription Agreement prior to the Business Combination on August 13, 2021.

On March 8, 2021, the Oak Funds entered into a Stockholder Support Agreement with the Issuer and certain other stockholders of Legacy Airspan (the "Stockholder Support Agreement"), the form of which is attached as Exhibit C hereto and is incorporated herein by reference, whereby the Oak Funds agreed, among other things, to vote, at any meeting of the stockholders of Legacy Airspan, and in any action by written consent of the stockholders of Legacy Airspan, all of such Oak Fund's shares held by such Oak Fund at such time in favor of the Business Combination.

On August 13, 2021, the Oak Funds entered into a Stockholders Agreement with the Issuer and certain other stockholders of Legacy Airspan (the "Stockholders Agreement"), the form of which is attached as Exhibit D hereto and is incorporated herein by reference, with respect to certain governance and other matters of the Issuer.

CUSIP No. 00951K104	SCHEDULE 13D	Page 15 of 16 Pages

On August 13, 2021, Oak XI and Oak XIII entered into an Amended and Restated Registration Rights and Lock-Up Agreement with the Issuer and the other parties thereto (the "Registration Rights and Lock-Up Agreement"), the form of which is attached as Exhibit E hereto and is incorporated herein by reference.

The foregoing descriptions of the Subscription Agreement, Stockholder Support Agreement, Stockholders Agreement, Registration Rights and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, Stockholder Support Agreement, Stockholders Agreement Registration Rights and Lock-Up Agreement which are attached as Exhibit B, C, D and E, respectively.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated August 23, 2021.

Exhibit B:	Subscription Agreement (incorporated herein by reference to the form of Subscription Agreement which is attached as Exhibit 10.6 of the Issuer Form 8-K).

Exhibit C:	Stockholder Support Agreement (incorporated herein by reference to the form of Stockholder Support Agreement which is attached as Exhibit 10.5 of the Issuer Form 8-K).

Exhibit D:	Stockholders Agreement (incorporated herein by reference to the form of Stockholders Agreement which is attached as Exhibit 10.2 of the Issuer Form 8-K).

Exhibit E:	Amended and Restated Registration Rights and Lock-Up Agreement (incorporated herein by reference to the form of Amended and Restated Registration Rights and Lock-Up Agreement which is attached as Exhibit 10.1 of the Issuer Form 8-K).

CUSIP No. 00951K104	SCHEDULE 13D	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2021

Entities: Oak Investment Partners XI, Limited Partnership Oak Associates XI, LLC Oak Investment Partners XIII, Limited Partnership Oak Associates XIII, LLC Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Member or as Attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont
/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 23, 2021

Entities: Oak Investment Partners XI, Limited Partnership Oak Associates XI, LLC Oak Investment Partners XIII, Limited Partnership Oak Associates XIII, LLC Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Member or as Attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont
/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals